

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

James Kehoe
Chief Financial Officer
Fidelity National Information Services, Inc.
347 Riverside Avenue
Jacksonville, FL 32202

> **Re: Fidelity National Information Services, Inc.**
> **Form 10-K for the fiscal Year Ended December 31, 2023**
> **File No. 001-16427**

Dear James Kehoe:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services